

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 12, 2021

John Cappello
President
Emergent Health Corp.
20138 Valley Forge Circle
King of Prussia, PA 19406

>   **Re: Emergent Health Corp.**
>   **Registration Statement on Form 1-A**
>   **Filed November 5, 2021**
>   **File No. 024-11708**

Dear Dr. Cappello:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan